DD3 Acquisition Corp. III

Pedregal 24, 3rd Floor, Interior 300

Colonia Molino del Rey, Del. Miguel Hidalgo

11040 Mexico City, Mexico

September 6, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	DD3 Acquisition Corp. III Request for Withdrawal of Registration Statement on Form S-1 File No. 333-254303

Dear Mr. Hagius:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), DD3 Acquisition Corp. III (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-254303), initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities as described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Brian N. Wheaton of Greenberg Traurig, P.A., counsel to the Company, at (212) 801-6914, if you have any questions or concerns regarding this matter.

Sincerely,

DD3 ACQUISITION CORP. III

By:	/s/ Martin Werner
Name: Martin Werner
Title: Chief Executive Officer